EXHIBIT 21.1

SUBSIDIARIES OF POSTER FINANCIAL GROUP, INC

Set forth below is a list of subsidiaries of Poster Financial Group, Inc. Each of the listed subsidiaries is directly or indirectly wholly owned by Poster Financial Group, Inc., unless indicated otherwise.

Company	State of Incorporation or Organization
GNLV, CORP.	Nevada
GNL, CORP.	Nevada
Golden Nugget Experience, LLC	Nevada
The Fremont Street Experience Limited Liability Company (1)	Nevada

(1)                  17.65% of the voting units and 50% of the non-voting units of The Fremont Street Experience Limited Liability Company are owned by Golden Nugget Experience, LLC.